Exhibit 99.1

Cerecor to Acquire Aevi Genomic Medicine

Philadelphia, PA– December 5, 2019 – Aevi Genomic Medicine, Inc. (“Aevi”) (Nasdaq: GNMX) today announced that it entered into a definitive merger agreement with Cerecor, Inc. (“Cerecor”) (Nasdaq: CERC) pursuant to which Aevi will merge with a wholly owned subsidiary of Cerecor in an all-stock transaction (the “Merger”) valued at approximately $16.1 million at closing, plus contingent value rights, or CVRs, for up to an additional $6.5 million in subsequent milestone payments on clinical or regulatory successes, or both. Following closing, the combined bio-pharmaceutical company will continue to be focused on pediatric orphan diseases and operate under the name Cerecor. Michael F. Cola will become Chief Executive Officer and Garry Neil will become Chief Medical Officer, of the combined company.

Deal Components

•	Cerecor will acquire all outstanding shares of Aevi stock at an aggregate purchase price of $16.1 million less an amount by which Aevi’s net assets at closing are less than negative $1.3 million, but in no event will such adjustment be more than $500,000. The per share price will be based on the number of Aevi shares outstanding immediately prior to closing, including the shares of Aevi stock to be issued to Children’s Hospital of Philadelphia Foundation upon conversion of its outstanding secured promissory note and to AstraZeneca in connection with the exercise by Aevi of its license option for MEDI2338, which, is anticipated to result in an approximate per share value of $0.134 to Aevi stockholders, assuming the maximum net asset related adjustment.

•	Cerecor will issue contingent value rights to former Aevi stockholders, which would entitle them to an additional $2 million in cash or stock (at Cerecor’s discretion) upon the enrollment of a patient in a Phase II study related to the AEVI-002, AEVI-006 or AEVI-007 within 24 months of closing.

•	The contingent value rights also entitle former Aevi stockholders to an additional $4.5 million in cash or stock (at Cerecor’s discretion) upon Food and Drug Administration (FDA) approval of a New Drug Application (NDA) for AEVI-007 (MEDI2338) or AEVI-006 (OSI-027) within 60 months of closing.

Benefits of the Transaction

•	Value creation through pipeline assets: The integration of Aevi’s pipeline programs should enhance the Cerecor pipeline and broaden an already rich set of near-term inflection points for Cerecor’s rare disease portfolio, which includes the CERC-800s. Aevi’s clinical-stage programs have the potential to benefit a variety of patient populations with significant unmet needs. Additionally, one or more of Aevi’s programs may have the potential to be eligible for a Priority Review Voucher (PRV) granted by the FDA associated with Rare Pediatric Disease (RPD) Designation. FDA will award priority review vouchers to sponsors of rare pediatric disease product applications that meet certain criteria. Under this program, a sponsor who receives an approval for a drug or biologic for a "rare pediatric disease" (RPD) may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product.

o	AEVI-007 is a fully human anti-IL-18 monoclonal antibody with the potential to address multiple auto-inflammatory diseases, including Adult Onset Stills Disease (AOSD) and Multiple Myeloma (MM). IL-18 is a pro-inflammatory cytokine; and patients with the diseases AOSD and MM show elevated levels of IL-18. Cerecor seeks to initiate a Phase 1b/2a proof-of-concept study of AEVI-007 in AOSD and MM patients in 2020.

o	AEVI-006 is an mTORC1/2 inhibitor (a class of drugs that inhibit the mammalian target of rapamycin) targeted towards Complex Lymphatic Malformations (LM). LM patients often have activating mutations along the PI3K/AKT/mTOR pathway and sirolimus is an mTORC1 inhibitor that has demonstrated clinical utility in LM. AEVI-006 has the potential to improve on both the safety and efficacy of mTOR inhibition in LM. Cerecor seeks to initiate a Phase 1b/2a proof-of-concept study of AEVI-006 in LM patients in 2020.

o	AEVI-002 is an anti-LIGHT (Lymphotoxin-like, exhibits Inducible expression, and competes with HSV Glycoprotein D for HVEM, a receptor expressed by T lymphocytes (part of the Tumor Necrosis Super Family 14)), fully-human, monoclonal antibody being developed as a treatment for Pediatric Crohn’s Disease. AEVI-002 is currently in a Phase I study in adult Crohn’s patients and has recently dosed the first patient. Cerecor anticipates initial data in the first half of 2020.

•	Aligns with Cerecor’s and Aevi’s transformation and innovation strategies: Cerecor’s pipeline strategy is focused on developing new medicines for rare and orphan diseases and Aevi is focused on developing novel therapies primarily for pediatric onset, life-altering diseases, including rare and orphan diseases. Aevi’s pipeline programs complement Cerecor’s existing pediatric rare disease pipeline led by CERC-801, CERC-802 and CERC-803 (“CERC-800 programs”), which are therapies for inborn errors of metabolism, specifically disorders known as Congenital Disorders of Glycosylation. The FDA has granted RPD Designation and Orphan Drug Designation (“ODD”) to all three CERC-800 compounds, thus qualifying Cerecor to receive a PRV upon approval of an NDA.

About the Transaction

The boards of directors of both Aevi and Cerecor have approved the proposed transaction. The consummation of the Merger is subject to customary closing conditions, including the stockholders of Aevi approving the Merger and the Securities and Exchange Commission declaring effective the registration statement on which the shares of Cerecor common stock issued in the merger will be registered.  The merger is expected to close during the first quarter of 2020.

Wedbush PacGrow is acting as the exclusive strategic advisor to Aevi and Pepper Hamilton LLP is serving as its legal counsel. Wyrick Robbins Yates & Ponton LLP is serving as Cerecor’s legal counsel.

About Aevi:

Aevi Genomic Medicine, Inc. is dedicated to unlocking the potential of genomic medicine to translate genetic discoveries into novel therapies. Driven by a commitment to patients with pediatric onset life-altering diseases, Aevi’s research and development efforts include working with the Center for Applied Genomics (CAG) at Children’s Hospital of Philadelphia to leverage novel genetic discoveries to progress its genomic medicine strategy.

About Cerecor:

Cerecor is a biopharmaceutical company focused on becoming a leader in development and commercialization of treatments for rare and orphan diseases and neurological conditions. Cerecor is building a robust pipeline of innovative therapies in orphan diseases and neurology.  Cerecor’s pediatric rare disease pipeline is led by CERC-801, CERC-802 and CERC-803 (“CERC-800 programs”), which are therapies for inborn errors of metabolism, specifically disorders known as Congenital Disorders of Glycosylation.  The FDA granted Rare Pediatric Disease Designation and Orphan Drug Designation (“ODD”) to all three CERC-800 compounds, thus qualifying Cerecor to receive a Priority Review Voucher (“PRV”) upon approval of a new drug application (“NDA”). The PRV may be sold or transferred an unlimited number of times. Cerecor plans to leverage the 505(b)(2) NDA pathway for all three compounds to accelerate development and approval. Cerecor is also developing one other preclinical pediatric orphan rare disease compound, CERC-913, for the treatment of mitochondrial DNA Depletion Syndrome.  Cerecor’s neurology pipeline is led by CERC-301, a Glutamate NR2B selective, NMDA Receptor antagonist, which Cerecor is currently exploring as a novel treatment for orthostatic hypotension.  Cerecor is also developing CERC-406, a CNS-targeted COMT inhibitor for Parkinson’s Disease. Cerecor also has one marketed product, Millipred®, an oral prednisolone indicated across a wide variety of inflammatory conditions and indications.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, Aevi’s and Cerecor’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are sometimes identified by their use of the terms and phrases such as “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning, “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or the negative of such terms and other comparable terminology. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Actual results may differ materially from current projections.

Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including the timing and completion of the Merger, the parties’ ability to satisfy the closing conditions of the merger agreement, the failure by Aevi or Cerecor to secure and maintain relationships with collaborators and/or investors; risks relating to clinical trials; risks relating to the commercialization, if any, of Aevi’s or Cerecor’s proposed product candidates (such as marketing, regulatory, product liability, supply, competition, and other risks); dependence on the efforts of third parties; dependence on intellectual property; and risks that Aevi or Cerecor may lack the financial resources and access to capital to fund proposed operations. Further information on the factors and risks that could affect Aevi’s and Cerecor’s respective businesses, financial conditions and results of operations are contained in Aevi’s and Cerecor’s filings with the U.S. Securities and Exchange Commission, or SEC, which are available at www.sec.gov. The forward-looking statements represent Aevi’s and Cerecor’s estimate as of the date hereof only, and Aevi and Cerecor specifically disclaim any duty or obligation to update forward-looking statements.

Important Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Aevi or Cerecor or the solicitation of any vote or approval. In connection with the proposed transaction, Cerecor will file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about Aevi, Cerecor, the transaction and related matters. Aevi will mail or otherwise deliver the proxy statement/prospectus to its stockholders when it becomes available. Investors and security holders of Aevi and Cerecor are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of Aevi and Cerecor will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Aevi and Cerecor through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Aevi will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) by contacting Aevi, Attn: Mike McInaw , michael.mcinaw@aevigenomics.com. Investors and security holders of Cerecor will be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Cerecor, Attn: James Harrell, jharrell@cerecor.com.

Aevi and Cerecor, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Aevi and Cerecor. Information regarding Aevi’s directors and executive officers is contained in Aevi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019, and will also be available in the proxy statement/prospectus that will be filed by Cerecor with the SEC in connection with the proposed transaction. Information regarding Cerecor’s directors and executive officers is contained in Cerecor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 18, 2019, and will also be available in the proxy statement/prospectus that will be filed by Cerecor with the SEC in connection with the proposed transaction.

CONTACTS:

For Aevi Genomic Medicine, Inc.

Mike Cola

Mike.cola@aevigenomics.com

Westwicke Partners

Chris Brinzey

+1-339-970-2843

Chris.brinzey@westwicke.com

MEDIA INQUIRIES:

FTI Consulting

Irma Gomez-Dib

+1-212-850-5761

+1-415-706-9155

irma.gomez-dib@fticonsulting.com

For Cerecor Inc.

For Media and Investor Inquiries
James Harrell,
Chief Commercial Officer
Cerecor Inc.
jharrell@cerecor.com
623.439.2220 office